Mail Stop 3561

October 11, 2007

Mr. William Alverson
Chief Executive Officer
95 Argonaut Street, First Floor
Aliso Viejo, California 92656

> **Re:**   **Travelstar, Inc. (formerly "Joystar, Inc.")**
> **Registration Statement on Form SB-2**
> **Filed December 19, 2006**
> **File No. 333-139461**

Dear Mr. Alverson:

We have reviewed your response letter dated October 5, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment #3 to Form SB-2

Prospectus Summary
Risk Factors

1. We note your disclosure on page 1 and 3 that for the three months ended June 30, 2007, you had a net loss of $579,337, as compared to net income of $90,353 for the three months ended June 30, 2006. For the six months ended June 30, 2007, you had a net loss of $1, 017,685, as compared to a net loss of $231,144 for the six months ended June 30, 2006. However, it appears that these amounts refer to the <u>operating</u> loss and <u>operating</u> income generated in the applicable periods, rather than the <u>net</u> loss or income. Please revise your disclosures accordingly so that the

amounts agree to the appropriate captions included in the unaudited interim financial statements.

Management's Discussion and Analysis, page 23

Liquidity and Capital Resources

2. We note from your response to our prior comment 1 that you have expanded your liquidity discussion to cover both the interim period and the two-year period covered by the audited financial statements. However, we do not believe that your MD&A disclosure adequately addresses our prior comment. Please expand your liquidity discussion for both the interim period ended June 30, 2007 and the two-year period covered by the audited financial statements, using period-to-period comparisons or any other format to enhance the reader's understanding. Your discussion should include any known trends, events or uncertainties that have or are reasonably likely to have a material impact on your liquidity; internal and external sources of liquidity; and any material commitments for capital expenditures and expected sources of funds for such expenditures. Refer to Item 303(b) of Regulation S-B.

Interim Financial Statements for the six months ended June 30, 2007

Statements of Operations, page F-3

3. We note from your response to our prior comment 3 that you have revised MD&A and the notes to the interim financial statements in accordance with our prior comment. However, we do not believe that your revised disclosure adequately responds to our prior comment. As previously requested, please revise MD&A and the notes to your interim financial statements to discuss the factors responsible for the significant change in the fair value of your warrants (e.g. change in value of stock) during the three months and six months ended June 30, 2007 as compared to the comparable periods of the prior year. Your revised disclosure should indicate the reasons why there is a substantial gain during 2007 as compared to a loss in six months ended June 30, 2006.

4. We note that the amounts presented on your interim financial statements for the three months and six months ended June 30, 2006 are marked as "revised." Please tell us and revise the notes to your interim financial statements to disclose the nature of the revisions made to these interim financial statements.

Note 2. Significant Accounting Policies

- Revenue Recognition, page F-7

5. We note from your disclosure that for the six months ended June 30, 2007 you recognized a reserve equal to 15% of the gross commissions generated. Please tell us, and revise your note to disclose the reasons for the decrease from the 25% reserve recognized at December 31, 2006.

- Accrued Liability Related to Warrants and Stock Purchase Rights, page F-10

6. We note from the disclosure on page F-10 that because the Company potentially did not have prior to June 21, 2007, sufficient authorized shares available to settle its open stock-based contracts, the initial fair value of the applicable contracts (consisting primarily of non-employee stock warrants and rights to purchase common stock) had been classified as "accrued liability related to warrants and stock purchase rights" on the accompanying balance sheet and measured subsequently at fair value with gains and losses included in the statement of operations. We also note that on June 21, 2007, the Company filed a certificate of amendment to its Articles of Incorporation to increase its authorized capital and as a result the Company has sufficient authorized shares available to settle its open stock-based contracts. We further note that as a result, the Company has eliminated the accrued liability related to warrants and stock purchase rights and recorded a gain of $6,858,989 and $8,281,373, respectively for the three and six months ended June 30, 2007. Please note that in accordance with the guidance outlined in paragraph 10 of EITF 00-19, if a contract is reclassified from a liability to equity, as occurred in your circumstances, <u>gains or losses recorded to account for the contract at fair value during the period the contract was classified as an asset or liability should not be reversed</u>. Please revise your financial statements for the three and six months ended June 30, 2007 to reflect the elimination of the liability as a reclassification adjustment to equity rather than as an adjustment to your net earnings for the three and six months ended June 30, 2007.

Note 6. Stock Options, page F-11

7. We your disclosure in Note 6 that "the following table summarizes information about stock options outstanding at June 30, 2007, with exercise prices equal to the fair market value on the date of grant with no restrictions on exercisability after vesting." However, immediately following this disclosure is Note 7, and the table referenced in the disclosure appears to be included after Note 7. Please revise Note 6 to include the referenced table.

 Notes to the Audited Financial Statements

Note 2. Significant Accounting Policies

- Revenue Recognition, page F-20

8. We note from your response to our prior comment 6 that in the years ended December 31, 2006 and December 31, 2005 you recognized override revenues based on the actual, not estimated or projected, attainment of various supplier production goals. However, we also note your disclosure in MD&A on pages 25 and 27, that as of January 2007 you changed your revenue recognition policy so that you only recognize override revenue either upon receipt of funds or confirmation of entitlement from the travel supplier, and as a result during the six months ended June 30, 2007 you recognized $66,718 in override revenue, compared with $374,659 during the six months ended June 30, 2006. Please explain to us how you recognized override revenue for the six month period ended June 30, 2006. If the amount recognized is not based on actual attainment of supplier production goals, we believe you should revise to recognize revenue in accordance with EITF Topic D-96.   Also, please confirm for us, and disclose in the notes to the financial statements, that the change in policy effective January 1, 2007 would not have resulted in a material difference of revenue amounts recognized as of December 31, 2006 and 2005, had it been effective for those periods, since the revenue recorded for these years was based on the actual amounts attained.

Note 4. Restatement of Financial Statements

9. We note from your revised disclosure in Note 4 that $480,180 was added to the accrued liability and the loss on fair value of warrants and stock purchase rights was recognized as of and for the year ended December 31, 2006. Please revise to clearly disclose the effect of the correction on each financial statement line item (including net income) and any per-share amounts affected for each period presented. See paragraph 26 of SFAS No. 154.

Updated Financial Statements

10. The financial statements should be updated, as necessary to comply with Rule 3-10 (g) of Regulation S-B at the effective date of the registration statement.

11. Provide a currently dated consent from the independent public accountant in the next amendment.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions.

       Sincerely,

       Linda Cvrkel
       Branch Chief